Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-169170
September 15, 2010
     We, SouFun Holdings Limited, have filed a registration statement on Form F-1 (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. (+1 800 503 4611) or Goldman, Sachs & Co. (+1 212 902 1171). You may also access our most recent prospectus by visiting EDGAR on the SEC website at: http://www.sec.gov/Archives/edgar/data/1294404/000095012310086408/h04135a2fv1za.htm
     This free writing prospectus reflects the following amendments that were made in Amendments No. 2 to the registration statement on Form F-1:
UNDERWRITING
     The second to last sentence of the fourth paragraph has been amended to read as follows:
     “Telstra International will be obligated, pursuant to the option, to sell these additional ADSs to the underwriters to the extent the option is exercised.”
     The following two additional sentences have been added as the second and third sentences in the sixth paragraph:
     “Telstra International has agreed to reimburse us and the other selling shareholder for the underwriting discounts and commissions attributable to the ADSs we and such selling shareholder are selling in this offering. Except where stated otherwise, the disclosure contained in this prospectus, including as set forth under the headings “Use of Proceeds” and “Capitalization”, does not reflect this reimbursement arrangement.”
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     In the table on page 89, the number of share options granted by the company on December 31, 2009, has been revised as follows:
December 31, 2009 Grant
     In December 2009, we granted the following share options to our employees. These share options were special options whereby two such special options are entitled to purchase one ordinary share.

Grant date	December 31, 2009
Grantees	Employees
Number of options granted	2,067,308
Exercise price per ordinary share	US$10.00
Vesting schedule
December 31, 2010	10.0%
December 31, 2011	20.0%
December 31, 2012	40.0%
December 31, 2013	30.0%
Estimated fair value of ordinary share at grant date	US$6.73
Estimated fair value of options per ordinary share at grant date	US$1.95
Total amount of compensation cost to be recognized during vesting period	US$2,020,497
Total amount recognized as expense in 2009	Nil
Total amount recognized as expense as of June 30, 2010	US$249,819